

August 1, 2012

<u>Via E-mail</u>
Mr. Michael J. Marx
Chief Financial Officer
Nano Mask, Inc.
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> RE: **Nano Mask, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed July 27, 2012**
> **File No. 000-27421**

Dear Mr. Marx:

We have reviewed your response letter dated July 27, 2012 and filings and have the following comment.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and any information you provide in response to our comment, we may have additional comments.

<u>December 31, 2011 Form 10-K/A filed July 27, 2012</u>

<u>Item 9A. Controls and Procedures, page 13</u>

1. We noted the revised disclosures in this amendment which indicated that "based on the identification of the weaknesses, our management has concluded that, as of the end of the period covered by this report on Form 10-K, our *disclosure controls and procedures* were not effective" but still do not see where you have disclosed management's *conclusion* on the effectiveness of your *internal control over financial reporting* as of the end of your most recent fiscal year, December 31, 2011. Please amend your Form 10-K to include a clear statement as to whether you have concluded that your *internal control over financial reporting* was

effective or was not effective as of December 31, 2011. Refer to Item 308 (a)(3) of Regulation S-K.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief